WINHA International Group Limited

5 Xingzhong Avenue, Suite 918

Shiqi District, Zhongshan

December 11, 2013

Via EDGAR

Jennifer López

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         WINHA International Group Limited

Amendment No. 1 to Registration Statement on Form S-1

Filed November 8, 2013

File No. 333-191063

Dear Ms. López:

We hereby submit the responses of WINHA International Group Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated November 18, 2013, to Chung Yan Winnie Lam of the Company in regard to the above-referenced Registration Statement on Form S-1 filed on November 8, 2013 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 2 to the Form S-1 (“Amendment No. 2”), filed with the Securities and Exchange Commission on December 10, 2013. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

Risk Factors, page 6

Governmental control of currency conversion may affect the value of your investment, page 14

1. We note your response to comment 17 in our letter dated October 4, 2013 that “revenues generated in the PRC can be used without regulatory approval to pay dividends to shareholders outside of the PRC as long as [you] comply with certain procedural requirements.” Please expand your disclosure, if material, to describe the procedural requirements stated in your response.

Response: We believe that the existing disclosure is sufficient. To remit dividends outside of China, a China-based subsidiary should submit application documents to a bank to first verify the authenticity of the purpose of the remittance and then handle the remittance. The application documents include an audit report of the China-based subsidiary, a board minute regarding a distribution plan, tax filing record (applicable to any single payment exceeding US$ 50,000) or other documents required to be supplemented by the bank in order to complete the verification. After the reviewing bank verifies the authenticity of the purpose of the remittance, such bank would remit the dividends out of China for the applying China-based subsidiary.

Selling Shareholders, page 22

2. We note your response to comment 26 in our letter dated October 4, 2013, including that Alta’s chief executive officer is an affiliate of a broker-dealer. For each selling shareholder that is a broker-dealer or an affiliate of a broker-dealer, please disclose that information. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response: We have revised to state that Alta received the shares being registered in this prospectus in exchange for providing the Company with consulting services in its ordinary course of business. At the time Alta received the discussed shares, it had no agreements or understandings, directly or indirectly, with any person, to distribute such shares.

3. We note your response to comment 26 in our letter dated October 4, 2013. In your response, you focused on the services provided, and to be provided, by Albeck Financial Services, Inc. and Alta Capital Partners, Inc. as consideration for the securities they are seeking to sell, however you did not directly analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested. Please provide us with this analysis. In doing so, please be sure to give due consideration to the following points:

•	there is currently no liquid trading market for your securities;

•	the chief executive officer of Alta is a registered representative of a broker-dealer;

•	Alta and Albeck received the shares that they are offering on September 9, 2013, less than three months ago;

•	Alta and Albeck together are offering 999,790 of the 1,139,290 shares covered by the registered transaction;

•	at least some of the services provided by Alta and Albeck appear to be similar to services that underwriters might provide.

Response: The Company has reached an agreement with Alta and Albeck to reduce the amount of shares being registered on the Form S-1 held by Alta and Albeck to 100,000 shares each. We recognize that the chief executive officer of Alta is a registered representative of a broker-dealer. However, Alta is not a broker-dealer and is not acting as a broker-dealer in this offering. We consider it irrelevant that Alta and Albeck received these shares being registered less than three months ago because they received the shares as compensation and registering part of their shares on the Company’s first registration statement is simply part of negotiated value contained in the compensation for Alta and Albeck. In addition, an underwriter essentially offers or assists to offer shares of an issuer and, neither Alta nor Albeck provides services of this kind to the Company.

Although there is currently no liquid trading market for our securities, taking all the factors into consideration as a whole, we believe that under this circumstance Alta and Albeck are offering shares in a true secondary offering and they are not acting as a conduit of the Company.

Description of Business, page 26

Our Business Model, page 29

4. Please describe how you will earn revenue from your online and mobile stores. In this regard, we note that you have revised this section to eliminate your previous statement that “[you] have set [y]our gross profit margin for all [y]our products sold online at 15%, of which 10% belongs to WINHA.”

Response: We have revised to describe that we earn revenue from our online and mobile stores from sales of local specialty products. We also identified that we have set retail prices for our products at a gross profit margin of 10%.

Financial Statements, page 48

5. Please update the financial statements and financial information included in the filing to include the interim period ended September 30, 2013. Refer to Rule 8-08 of Regulation S-X. Please also update the unaudited pro forma condensed combined financial data to comply with Rule 8-05 of Regulation S-X.

Response: We have updated the financial statement and the relevant financial information to include the interim period ended September 30, 2013. We do not think that the updated unaudited pro forma condensed combined financial data is necessary as the basis for consolidation has changed. All the entities included in our corporate structure are now under common control and, our updated financial statement has consolidated the financial information for all the entities under common control since inception.

Signatures, page 77

6. We note that the last paragraph on page 77 is dated September 9, 2013. However, the date in which Ms. Lam signed the registration statement appears to be November 8, 2013. Please ensure consistency in future filings.

Response: We have revised to consistently date the filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Chung Yan Winnie Lam
Chung Yan Winnie Lam
President